

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 28, 2016

Via E-mail
Mr. Brent W. Bedford
Chief Executive Officer
Perpetual Industries, Inc.
5-8720 Macleod Trail South, #110
Calgary, Alberta, Canada T2H OM4

RE: **Perpetual Industries, Inc.**
       Form 10-K for the Year Ended July 31, 2015
       Filed December 18, 2015
       Response Dated March 8, 2016
       File No. 0-55248

Dear Mr. Bedford:

We have reviewed your March 8, 2016 response filed on April 6, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2016 letter.

Item 8: Financial Statements and Supplementary Data, page 26

1.   We note your response to comment one from our letter dated February 23, 2016. Please note that your Form 10-K is still considered delinquent since it has not been audited by an independent accountant registered with the PCAOB. Please amend your Form 10-K to include an audit opinion from a PCAOB independent registered public accounting firm, as soon as practically possible. Refer to Rule 2.02 of Regulation S-X. We remind you to include currently dated certifications that refer to the Form 10-K/A in your amended Exchange Act filing.

Item 9A: Controls and Procedures, page 44

Management's Report on Internal Control over Financial Reporting, page 44

2.   We note your response to comment two from our letter dated February 23, 2016. Please note that your proposed management's annual report on internal control over financial reporting should also include the following:

*   A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. If management decides to use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework,* please disclose whether you utilized the 1992 or 2013 version when performing your assessment;

*   A statement as to whether or not internal control over financial reporting is effective. Your proposed disclosure references your disclosure controls and procedures rather than your internal control over financial reporting; and

*   Under disclose controls and procedures, you disclosed that your disclosure controls and procedures were not effective due to the deficiencies in your internal control over financial reporting. Please note that in addition to including a statement as to whether or not internal control over financial reporting is effective, you should disclose and discuss any material weakness in internal control over financial reporting identified by management. You have identified the lack of adequate accounting personnel as a reason for your conclusion. However, your proposed disclosures appear to suggest that there were additional deficiencies and/or material weaknesses. Please revise your disclosures accordingly. Refer to Item 308(a)(3) of Regulation S-K.

General

3.   We note your response to comment four from our letter dated February 23, 2016. You indicate that you plan to file your Form 10-Q for the quarter ended October 31, 2015 with the help of an independent account not registered with the PCAOB. Please note that your Form 10-Q will still be considered delinquent unless it has been reviewed by an independent accountant registered with the PCAOB. Refer to Rule 8-03 of Regulation S-X.

4.   In connection with responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Melinda Hooker, Staff Accountant at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction